Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 14 DATED NOVEMBER 12, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 14 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 13 dated October 29, 2014. Defined terms used herein shall have the meaning ascribed to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 14 is to disclose:

•	the status of our initial public offering; and

•	the appointment and resignation of certain officers and directors.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of November 10, 2014, we received and accepted subscriptions in our offering for 66.5 million shares, or $663.5 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp., or NorthStar Realty. As of November 10, 2014, 44.0 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on the earlier of August 7, 2015 or the date on which the maximum offering has been sold.
Appointment and Resignation of Certain Officers and Directors

On November 5, 2014, our board of directors, or our board, appointed Ronald J. Jeanneault as our Chief Executive Officer and President. Prior to this appointment, Mr. Jeanneault, 46, served as our Executive Vice President and Head of Asset Management since March 2012. Mr. Jeanneault has also served as Executive Vice President of NorthStar Asset Management Group Inc., or our sponsor, since July 2014 and as Executive Vice President and Head of Asset Management of the entity through which NorthStar Realty operates its healthcare business since March 2012. Mr. Jeanneault began his career by operating a national rehabilitation center with New Medico Health System and gained firsthand knowledge working on-site at a facility. Prior to joining us, from June 1999 until January 2012, Mr. Jeanneault held numerous executive leadership roles with Sunrise Senior Living, Inc. and most recently served as Senior Vice President and Co-Head of Operations.  He also spent a number of years at a Johns Hopkins Medical Institution where he ran outpatient programs and developed community based programs for medically fragile children.  From July 1994 to June 1999, Mr. Jeanneault was the Director of Residential and Outpatient Programs for the Kennedy Krieger Institute at the Johns Hopkins Medical Institutions. Prior to 1994, Mr. Jeanneault spent four years with New Medico Health System, a private and for profit post-acute provider of brain injury rehabilitation services as the Vice President of Operations.  Mr. Jeanneault received his Bachelor of Arts degree from the University of Massachusetts.
Concurrently with Mr. Jeanneault’s appointment, James F. Flaherty III was elected to serve as Vice Chairman of our board and no longer serves as our Chief Executive Officer and President, effective on November 5, 2014. Mr. Flaherty will continue to provide investment and other services to us as a member of the investment committees of NSAM J-NSHC Ltd, our advisor, and our sponsor, in relation to healthcare investments.